Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Financial Results for First Quarter 2013

BERKELEY, Calif., May 8, 2013 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended March 31, 2013.

•
Announced encouraging interim results from gevokizumab Phase 2 study for moderate to severe acne vulgaris, the first indication in a program of three proof-of-concept (“POC”) studies for gevokizumab.  The data generated supports further development in this indication.

•	Focused on advancing the gevokizumab Phase 3 EYEGUARD™ pivotal studies in non-infectious uveitis (“NIU”).
•	Advanced the second gevokizumab Phase 2 POC study in patients with erosive osteoarthritis of the hand (“EOA”).
•	Appointed Tom Klein as Vice President, Chief Commercial Officer, a newly created position.

XOMA reported total revenues of $9.5 million in the first quarter of 2013, compared with $9.9 million in the corresponding period of 2012.  The small decrease in 2013 revenues was due primarily to a reduction in contract and other revenue associated with NIAID contracts.  For the quarter ended March 31, 2013, XOMA had a net loss of $24.9 million (or $0.30 per share), compared with a net loss of $30.4 million, or $0.69 per share, for the quarter ended March 31, 2012.  The net loss for the first quarters of 2013 and 2012 included a non-cash charge of $12.8 million (or $0.16 per share) and $14.4 million (or $0.33 per share), respectively, both of which were related to the revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price.  Excluding these non-cash charges, net loss in the first quarters of 2013 and 2012 was $12.0 million (or $0.15 per share) and $16.0 million (or $0.36 per share), respectively.

“We focused our first quarter activities on advancing the gevokizumab Phase 3 pivotal studies in patients with NIU and on executing our second gevokizumab proof-of-concept study in patients with erosive osteoarthritis of the hand.  Based upon the enrollment in the EOA study, we anticipate receiving the top-line data around Labor Day,” stated John Varian, Chief Executive Officer of XOMA.  “In addition, we are very pleased with the initial results from our first gevokizumab Phase 2 POC study in patients with moderate to severe inflammatory acne which we announced early in the quarter.  We believe the data establishes that IL-1 beta plays a role in moderate to severe inflammatory acne, and the feedback from key opinion leaders in dermatology supports further development.  We look forward to the results from our EOA study to inform our decision as to our next Phase 3 indication.”

“The second highlight of our first quarter was attracting Tom Klein to join XOMA as our first Chief Commercial Officer,” Mr. Varian continued.  “We are in the position to begin planning for gevokizumab’s future as a commercial product, and Tom’s expertise in marketing pharmaceutical products to the specialist provider will be invaluable as we select our next Phase 3 indication and near the completion of our EYEGUARD program.”

Research and development expenses for the first quarter of 2013 were $16.6 million, compared with $15.8 million in the corresponding period of 2012.  General and administrative expenses were $4.1 million in the first quarter of 2013, a 12 percent reduction from the $4.7 million incurred in the first quarter of 2012.  As a result of the company’s streamlining activities announced in January 2012, XOMA recorded a charge of $3.8 million during the first quarter of 2012.

On March 31, 2013, XOMA had cash, cash equivalents, and short-term investments of $70.4 million.  The Company ended December 31, 2012, with cash, cash equivalents, and short-term investments of $85.3 million.

2013 Guidance
The company reconfirmed its anticipated cash used in ongoing operating activities during 2013 will be approximately $50 million, primarily reflecting the costs associated with conducting the EYEGUARD-A, EYEGUARD-B and EYEGUARD-C Phase 3 clinical trials.  This guidance initially was provided on March 12, 2013.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, May 8, 2013, at 4:30 p.m. ET.  The webcast can be accessed via the Investors section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on August 8, 2013.

Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on May 15, 2013.  Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 42348170.

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and the potential to treat patients with a wide variety of inflammatory and other diseases. Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that has been shown to be involved in non-infectious uveitis, including Behçet's uveitis, cardiovascular disease, and other auto-inflammatory diseases. By binding to IL-1 beta, gevokizumab inhibits the activation of the IL-1 receptor, thereby modulating the cellular signaling events that produce inflammation. Gevokizumab has been studied in over 500 patients, with approximately 300 patients on treatment for six months, and has been shown to be well-tolerated. Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov.

About XOMA
XOMA combines a portfolio of innovative therapeutic antibodies, both in late-stage clinical development and in preclinical research, with its recently launched commercial operations. XOMA focuses its antibody research and development on allosteric modulation, which offers opportunities for new classes of therapeutic antibodies to treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Servier through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.

More detailed information can be found at www.xoma.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials and proof-of-concept trials, anticipated size of clinical trials, continued sales of approved products, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended March 31,
	2013	2012
Revenues:
License and collaborative fees	$399	$1,014
Contract and other	8,796	8,844
Net product sales	258	7
Total revenues	9,453	9,865
Operating expenses:
Research and development	16,590	15,771
Selling, general and administrative	4,124	4,679
Restructuring	17	3,777
Cost of sales	46	-
Total operating expenses	20,777	24,227
Loss from operations	(11,324)	(14,362)
Other income (expense):
Interest expense	(1,172)	(1,042)
Other (expense) income	449	(664)
Revaluation of contingent warrant liabilities	(12,840)	(14,357)
Net loss	$(24,887)	$(30,425)
Basic and diluted net loss per share of common stock	$(0.30)	$(0.69)

Shares used in computing basic and diluted net loss per share of common stock	82,595	44,353

Other comprehensive loss:
Net loss	$(24,887)	$(30,425)
Net unrealized gains on available-for-sale securities	3	-
Comprehensive loss	$(24,884)	$(30,425)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$50,379	$45,345
Short-term investments	19,996	39,987
Trade and other receivables, net	6,270	8,249
Prepaid expenses and other current assets	3,062	2,256
Total current assets	79,707	95,837
Property and equipment, net	7,861	8,143
Other assets	1,378	1,696
Total assets	$88,946	$105,676

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accounts payable	$4,194	$3,867
Accrued and other liabilities	5,410	13,045
Deferred revenue	3,756	3,409
Interest bearing obligation – current	4,085	3,391
Accrued Interest on interest bearing obligations – current	1,662	121
Total current liabilities	19,107	23,833
Deferred revenue – long-term	5,857	6,315
Interest bearing obligations – long-term	37,017	37,653
Contingent warrant liabilities	27,841	15,001
Other liabilities – long term	33	1,407
Total liabilities	89,855	84,209
Stockholders’ (deficit) equity:
Common stock, $0.0075 par value, 138,666,666 authorized, 82,887,828 and 82,447,274 shares Outstanding at March 31, 2013 and December 31, 2012, respectively	618	615
Additional paid-in capital	980,467	977,962
Accumulated comprehensive income	11	8
Accumulated deficit	(982,005)	(957,118)
Total stockholders’ (deficit) equity	(909)	21,467
Total liabilities and stockholders' (deficit) equity	$88,946	$105,676

Contingent warrant liabilities	March 31, 2013
Balance at December 31, 2011	$15,001
Net increase in fair value of contingent warrant liabilities upon revaluation	12,840
Balance at March 31, 2013	$27,841

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com